File No. 70-

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          -----------------------------

                                    FORM U-1
                               -------------------


                           APPLICATION OR DECLARATION

                                      Under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                             AEP GENERATING COMPANY
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                            APPALACHIAN POWER COMPANY
                       CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                             WHEELING POWER COMPANY
                     1 Riverside Plaza, Columbus, Ohio 43215
                (Name of company or companies filing this state-
                ment and address of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                 (Name of top registered holding company parent
                         of each applicant or declarant)

                                       ***

                              A.A. Pena, Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

                               TABLE OF CONTENTS


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS..............................2

         A. Introduction and General Request...............................2
         B. Background and Existing Authority..............................3
         C. Overview of the Request........................................4
         D. Parameters of Financings.......................................5
              1. Effective Cost of Money on Debt Securities
                 and Borrowings Under Credit Agreements....................6
              2. Maturity of Debt..........................................6
              3. Issuance Expenses.........................................6
              4. Use of Proceeds...........................................6
              5. Borrowing Limits..........................................7
              6. Financial Condition.......................................9
         E. Description of Specific Types of Financing.....................9
              (a) Long-Term Debt..........................................10
              (b) Short-term Debt.........................................11
              (c) Credit Enhancement......................................13
              (d) Financing Entities......................................13
              (e) Tender Offers and Repurchase of Securities..............15
              (f) Interest Rate Management Agreements.....................16
                (1) Pricing Parameters....................................17
                (2) Accounting............................................17
                (3) Commission Authorization..............................18
         F. Extension of Authority for Utility Money Pool.................18
              1. Background...............................................18
              2. Current Operations.......................................19
              3. Sources of Funds.........................................21
              4. Use of Proceeds..........................................21
              5. Interest Rate............................................22
         G. Nonutility Money Pool.........................................23
         H. Guarantee of Indebtedness/Obligations.........................24
         I. Payments of Dividends out of Capital or Unearned Surplus......26
         J. Summary of Requests...........................................26
         K. Compliance with Rule 54.......................................27


Item 2.  Fees, Commissions and Expenses...................................31

Item 3.  Applicable Statutory Provisions..................................32

Item 4.  Regulatory Approval..............................................32

Item 5.  Procedure........................................................32

Item 6.  Exhibits and Financial Statements................................33

Item 7.  Information as to Environmental Effects..........................33

     American Electric Power Company, Inc., a New York corporation ("AEP") and Central and South West Corporation, a Delaware corporation ("CSW"), both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act") and the direct and indirect subsidiaries of AEP ("Subsidiaries"), including the following public utility subsidiaries: AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Central Power and Light Company ("CPL"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("West Texas"), and Wheeling Power Company ("Wheeling") (collectively, "the Public Utility Subsidiaries") are seeking authorization for the financing plan described below ("Financing Plan"). For purposes hereof "Subsidiaries" shall also include other direct or indirect subsidiaries that AEP may form pursuant to the Rule 58 exception or pursuant to Sections 32, 33 or 34 of the Act. All of AEP's direct and indirect Subsidiaries, other than Public Utility Subsidiaries, are herein
called  "Nonutility   Subsidiaries."

     This application-declaration seeks to consolidate in one filing requests for authorization by Applicants for various financing transactions and does not set forth the specific terms for individual components of the Financing Plan.

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

          A. Introduction and General Request

          AEP and its Subsidiaries seek the authorization and approval of the Commission with respect to the ongoing financing activities, the provision of intrasystem services and guarantees and other matters pertaining to AEP and its Subsidiaries as set forth herein. Specifically, this Application-Declaration seeks the following authorizations and approvals of the Commission:

          (i) In order to ensure that the AEP system is able to meet its capital requirements and plan its future financing, AEP and its Subsidiaries hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing, unless otherwise specified in this Application, until September 30, 2007 (the "Authorization Period");

          (ii) SWEPCO and Wheeling request authorization to issue long-term debt in amounts not to exceed $350 million and $40 million, respectively;

          (iii) AEP and its Public Utility Subsidiaries request that the Commission approve an aggregate financing request in the amount of $7.2 billion outstanding in short-term financing capacity for AEP and its Public Utility Subsidiaries as more fully described in the Application-Declaration;

          (iv)  CPL,  Columbus,  Ohio  and West  Texas,  companies  affected  by restructuring, seek interim authority until restructuring is implemented, to issue short and long-term debt in an amount not to exceed $3.9 billion;

          (v) Subsidiaries seek authorization to organize financing entities for certain types of financings;

          (vi) Applicants seek authority to make tender offers for their securities and repurchase of their own securities from affiliates;

          (vii) AEP and its Subsidiaries which are participants in the Utility Money Pool request the continuation of the Money Pool through the Authorization Period;

          (viii) AEP and its Nonutility Subsidiaries request authority to form and continue a Nonutility Money Pool on substantially the same terms and conditions as the Utility Money Pool;

          (ix) AEP requests the Commission approve the issuance by AEP and its Subsidiaries of guarantees and other forms of credit support in an aggregate amount not to exceed $900 million outstanding at any time in exposure as more fully described below; and

          (x) AEP and its Nonutility Subsidiaries request authorization for the Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law.


          B. Background and Existing Authority

          By Order dated December 30, 1997 (Release No. 35-26811, in file No. 70-9107), CSW and its electric public utility subsidiary companies, CPL, PSO, SWEPCO, WTU and Central and South West Services, Inc., were authorized to engage in various financing and related transactions through December 31, 2002.

          By Order dated June 14, 2000 (Release No. 35-27186 in File No. 70-9381), AEP was authorized to acquire by merger all of the outstanding common stock of CSW. By that order, AEP, its operating subsidiaries and certain other subsidiaries were added to the CSW Money Pool.

          By Order dated October 26, 2001 (Release No. 27457 in File No. 70-9937) the Money Pool authority was extended to December 31, 2002 and certain sublimits relating to restructuring were established.

          AEP, AEPSC, CSW, CPL, Columbus, Ohio, SWEPCO and West Texas have pending before this Commission an application to restructure their operations pursuant to deregulation statutes in Texas and Ohio which will result in the separation of the generation and energy delivery functions of CPL, Columbus, Ohio, and West Texas ("Restructuring Application") [File No. 70-9785]. This authority includes the issuance of short and long-term debt by the new generation, distribution and transmission entities and guarantees relating to these enterprises. It is possible that an order in this matter will not be issued until after December 31, 2002, and interim financing authority for these companies will be required pending issuance of the restructuring order.


          C. Overview of the Request

          The  Applicants   hereby  request   authorization  to  engage  in  the
     transactions  set  forth  herein  during  the  Authorization   Period.  The
     financing transactions relate to:

          (1) external issuances by AEP and the Public Utility Subsidiaries of short-term debt;

          (2) external issuances by SWEPCO and Wheeling of common stock, preferred securities; short-term debt financing; long-term debt financing, such as first mortgage bonds, pollution control revenue bonds, notes (secured and unsecured) and debentures; sales of tax-advantaged preferred securities; and borrowings under Credit Agreements with banks; credit enhancements and other financial institutions in each case not subject to Rule 52;

          (3) entering into by SWEPCO and Wheeling of hedging transactions to the extent not exempt by Rule 52;

          (4)  continuation of the Utility Money Pool;

          (5)   implementation of a Nonutility Money Pool;

          (6)  authorization of issuance of intrasystem and other guarantees.


          D. Parameters of Financings

          The Applicants request authority to engage in financing transactions for which the specific terms and conditions are not currently known, subject to certain conditions concerning the financial condition of the Applicants. The general conditions for financing without further prior approval are set forth below.

          1. Effective Cost of Money on Debt Securities and Borrowings Under Credit Agreements

          The effective cost of money on long term debt borrowings issued pursuant to this Application will not exceed the greater of (i) 450 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over U.S. Treasury securities which is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          2. Maturity of Debt

          The maturity of indebtedness will not exceed 50 years.

          3. Issuance

          Expenses The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.

          4. Use of Proceeds

          The proceeds from the sale of securities in external financing transactions by the Applicants will be added to their respective treasuries and subsequently used principally for general corporate purposes including:

          (i)  the financing, in part, of capital expenditures;

          (ii) the financing of working capital requirements;

          (iii)the   acquisition,   retirement   or   redemption  of  securities
               previously issued by AEP or its Subsidiaries without the need for prior Commission approval; and

          (iv) other lawful purposes, including direct or indirect investment in Rule 58 companies by AEP, other subsidiaries approved by the Commission, EWGs and FUCOs.

          5. Borrowing Limits

          The aggregate amount of outstanding external financing effected by the Applicants pursuant to the authorization requested hereunder during the Authorization Period, other than the refunding of outstanding securities which will not be limited, will not exceed:

          (a) Long-term debt limits:

                   SWEPCO                 $350,000,000
                   Wheeling                $40,000,000

          (b) Short-term borrowing limits for regulated companies through the Money Pool or external borrowings, or borrowings from AEP, are as follows:

               Company                         Amount
               -------                         ------
               Appalachian                   $600,000,000
               Indiana                       $500,000,000
               Kentucky                      $200,000,000
               Generating                    $125,000,000
               Kingsport                      $40,000,000
               PSO                           $300,000,000
               SWEPCO                        $350,000,000
               Wheeling                       $40,000,000

          AEP  requires  an  amount  of  authority  for  short-term   borrowings
     sufficient to fund the Utility Money Pool and the Nonutility Money Pool as well as its own requirements in an amount not to exceed $7,200,000,000.

          (c) Interim Limits

          If the Restructuring Order referred to above is not obtained by December 31, 2002, the companies affected by restructuring will need continued interim authority to issue debt, including both long and short term debt, both on the external market or from the Utility Money Pool, until restructuring is implemented as described in File No. 70-9785:

              Company                        Debt Limits
              -------                        -----------
              CPL                           $1,400,000,000
              Columbus                        $800,000,000
              Ohio                          $1,200,000,000
              West Texas                      $500,000,000

          6. Financial Condition

          AEP hereby represents that it will maintain for itself and for all the Public Utility Subsidiaries the common equity at a percentage of the consolidated capital (inclusive of short-term debt and excluding securitization bonds) of 30% during the authorization period.

          E. Description of Specific Types of Financing

          1. External Financing - All external financing will be at rates or prices and under conditions based upon, or otherwise determined, by competitive capital markets.

          The Applicants request authority to sell securities covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser, or (iii) through agents or dealers. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters) or directly by one or more underwriters acting alone. The securities may be sold directly by AEP or a Subsidiary or through agents designated from time to time. If dealers are used in the sale of any securities, such securities will be sold to the dealers as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

          If debt securities are being sold, they may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree to buy the debt at the same price but at a later date than the date of the closing of the sale to the underwriters. Debt securities may also be sold through the use of medium-term note and similar programs, including in transactions covered by Rule 144A under the Securities Act of 1933. Pollution control revenue bonds may be sold either currently or in forward refundings where the price of the securities is established currently for delivery at a future date.

               (a) Long-Term Debt

               Under current law, the public utility commission in the states of Indiana, Virginia, Tennessee, Ohio, Oklahoma and Kentucky approve the issuance of long-term securities by public utility companies. Therefore, Rule 52(a) provides an exemption from this Commission for the issuances of long term debt securities by all of AEP's public utility subsidiaries except CPL, SWEPCO, West Texas and Wheeling.

               Financing authorization is being sought for CPL and West Texas with the Restructuring Application and in Section (c) Interim Limits above. SWEPCO and Wheeling seek long-term debt authority in an amount not to exceed $350 million and $40 million.

               Any long-term debt or other security would have such designations, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, interest payment terms, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as the Applicants may at the time of issuance determine.

               (b) Short-term Debt

               The public utility direct or indirect subsidiaries of AEP are members of the AEP System Money Pool and make short-term borrowings from the Money Pool. The Money Pool is funded by AEP currently through a commercial paper program. No participant in the Money Pool may borrow from the Money Pool if the borrowing Company could borrow more cheaply directly from banks or through the issuance of its own commercial paper. The Companies also require authority for short term borrowing in the event funds are not available from the Money Pool. Therefore, AEP and the public utility subsidiaries seek authorization for the issuance of short-term debt in the form of bank loans, commercial paper programs and other products in the amount set forth in Borrowing Limits above, as well as direct issuance from AEP.

               Commercial paper would be sold in established domestic or European commercial paper markets. Short-term borrowings will have maturities of less than one year from the date of issuance.

               Flexibility AEP requires flexibility in the types of short-term debt by which it borrows externally to take advantage of new products being offered in the market for short-term securities, including but not limited to, the extendible commercial notes program currently being offered by certain commercial paper dealers, and new products to provide alternate backup liquidity for commercial paper and short-term notes.

               AEP and the Participants believe that by having flexibility to allocate short-term borrowings between sales of notes and sales of commercial paper, they will be able to realize economies in meeting their short-term financing requirements, and such companies propose, in general, taking appropriate long and short-term considerations into account, to utilize the most economical means available at any time to meet their short-term financing requirements.

               The Companies may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               (c) Credit Enhancement

               Applicants may obtain credit enhancement for the securities covered by this Application, which could include insurance, a letter of credit or a liquidity facility. The Applicants anticipate they may be required to provide credit enhancement if they were to issue floating rate securities, whereas credit enhancement would be a purely economic decision for fixed rate securities. The Applicants anticipate that even though they would be required to pay a premium or fee to obtain the credit enhancement, they would realize a net benefit through a reduced interest rate on the new securities. Applicants will obtain credit enhancement only if it is economically beneficial to do so.

               (d) Financing Entities

               The Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities to be created for the purpose of facilitating certain types of financings such as the issuance of tax advantaged preferred securities. Request is also made for these financing entities to issue such securities to third parties. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by the Subsidiaries to a financing entity in return for the proceeds of the financing and (ii) the acquisition by a Subsidiary of voting interests or equity securities issued by the financing entity to establish the Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, such as shares of stock or partnership interests, involving an amount usually ranging from 1 to 25 percent of the capitalization of the financing entity). The
          Subsidiaries also request authorization to enter into expense agreements with their respective financing entities, pursuant to which they would agree to pay all expenses of such entity.

               The Subsidiaries may also guarantee (i) payment of interest, dividends or distributions on the securities issued by their subsidiary financing entities if and to the extent such financing entities declare dividends or distributions or pay interest out of funds legally available therefor; (ii) payments to the holders of the securities issued by such entities of amounts due upon liquidation of such entities or redemption of the securities of such entities; and
          (iii) certain additional amounts that may be payable in respect of such securities.

               (e) Tender Offers and Repurchase of Securities

               AEP and the Subsidiaries may determine to acquire outstanding securities (the "Outstanding Securities") through tender offers to the holders of such Outstanding Securities. Tender offers may be conditioned upon receipt of a certain percentage of the Outstanding
          Securities. The tender offer price would be based on a number of factors, including the coupon rate of the Outstanding Securities, the date of expiration of the refunding protection of the Outstanding Securities, the redemption price on such expiration date and the then current market rates for similar securities, all of which are relevant to the decision of an informed holder as to whether to hold or sell Outstanding Securities. Holders of Outstanding Securities may be offered a fixed price for their Outstanding Securities, or the tender offer may be a "fixed spread" offer pursuant to which the Applicants will offer a price based upon a fixed spread over comparable U.S. Treasury securities. Any tender offer will be conducted in accordance with standard market practice, i.e., the length of time the offer will be held open, the method of solicitation, etc., at the time of the tender offer.

               AEP and the Subsidiaries would, in connection with any tender offer, retain one or more investment banking firms experienced in such matters to act as tender agent and dealer-manager. The dealer-manager will act as the agent in disseminating the tender offer and receiving responses thereto. As a dealer-manager, the investment banking firm will not itself become obligated to purchase or sell any of the Outstanding Securities. The dealer-manager's fee will be determined following negotiation and investigation of fees in similar transactions and will include reasonable out-of-pocket expenses and attorney's fees. It is expected that the Applicant will be required, as is customary, to indemnify the dealer-manager for certain liabilities. The Applicant may also retain a depositary to hold the tendered Outstanding Securities pending the purchase thereof and/or an information agent to assist in the tender offer.

               AEP and the Public Utility Subsidiaries also seek authority to repurchase their own securities issued to affiliates.

               (f) Interest Rate Management Agreements

               In connection with the issuance of its short-term debt, any of the Companies may utilize interest rate management techniques and enter into Interest Rate Management Agreements. Such authority will allow each company sufficient alternatives and flexibility when striving to reduce its effective interest cost and manage interest cost on financings.

               The Interest Rate Management Agreements will be products commonly used in today's capital markets, consisting of "interest rate swaps", "caps", "collars", "floors", "options", or hedging products such as "forwards" or "futures", or similar products, the purpose of which is to manage and minimize interest costs. These agreements will be entered into with counterparties that are highly rated financial institutions. The transactions will be for a fixed period and a stated principal amount, and may be for underlying fixed or variable obligations of the company entering into them.

                    (1) Pricing Parameters.

                    The  Companies  propose  that  the  pricing  parameters  for
               Interest Rate Management Agreements be governed by the parameters contained herein. Fees and commission in connection with any Interest Rate Management Agreement will be in addition to the above parameters and will not exceed 2.00% of the amount of the underlying obligation involved.

                    (2) Accounting.

                    The Companies  propose to account for these  transactions in accordance with generally accepted accounting principles.

                    (3) Commission Authorization.

                    Since  market   opportunities   for  these   interest   rate
               management alternatives are transitory, the Companies must be able to execute interest rate management transactions when the opportunity arises to obtain the most competitive pricing. Thus, the Companies seek approval to enter into any or all of the described transactions within the parameters discussed above prior to the time the Companies reach agreement with respect to the terms of such transaction.

                    The authorization of the Interest Rate Management Agreements consistent with the parameters described herein in no way relieves the Companies of their responsibility to obtain the best terms reasonably available for the product selected. If the
               Companies utilize Interest Rate Management Agreements, the Companies short-term interest charges are expected to change.

          F. Extension of Authority for Utility Money Pool

          1. Background.

          By Order dated December 30, 1976 (HCAR No. 19829; 70-5930) and in subsequent Orders, the Commission authorized Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Act and a wholly owned subsidiary of AEP, to establish and utilize a system money pool ("Money Pool") to co-ordinate short-term borrowings for CSW, its electric subsidiary companies and Central and South West Services, Inc. as set forth in Central and South West Corp., HCAR No. 26697 (Mar. 28, 1997, 70-8557) HCAR No. 24855 (April 5, 1989, 70-7643),
     HCAR No.  26254 (March 21, 1995,  70-8557),  HCAR No. 26854 (Apr.  3, 1998,
     70-8557).

          In its Order dated June 14, 2000 in File 70-9381 (HCAR No. 27186), the Commission authorized AEP to continue the Money Pool and to add its utility subsidiaries and certain other subsidiaries1 as participants in the AEP System Money Pool (the "Participants") and established borrowing limits for all Participants.

          By Order dated October 26, 2001 (HCAR No. 35-27457), AEP was authorized to increase its external borrowing from $5 billion to $6.910 billion through December 31, 2002, through the issuance and sale of short-term notes and commercial paper.

          2. Current Operations.

          All short-term borrowing needs of the Participants may be met by funds in the Money Pool to the extent such funds are available. Each Participant shall have the right to borrow from the Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth in orders of this Commission; provided, however, that the aggregate amount of all loans requested by any Participant approved hereunder shall not exceed the applicable borrowing limits set forth in orders of the Commission and other regulatory authorities, and agreements binding upon such Participant. No Participant shall be obligated to borrow from the Money Pool if lower cost funds can be obtained from its own external borrowing. AEP will not borrow funds from the Money Pool or any Participant.

          AEPSC, a Rule 88 subsidiary service company, acts as administrative agent of the Money Pool. Each Participant and AEP determine the amount of funds it has available for contribution to the Money Pool. The determination of whether a Participant or AEP at any time has surplus funds, or shall lend such funds to the Money Pool, will be made by such Participant treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Participant's sole discretion. Each Participant may withdraw any of its funds at any time upon notice to AEPSC.

          Each Participant may borrow from the Money Pool to the extent of Borrowing Limits for short-term debt.

          3. Sources of Funds.

          The Money Pool is composed from time to time of funds from the following sources: (i) surplus funds of AEP; (ii) surplus funds of any of the Participants; or (iii) short-term borrowings by AEP.

          AEPSC administers the Money Pool by matching up, to the extent possible, short-term cash surpluses and loan requirements of AEP and the various Participants. Participants' requests for short-term loans are met first from surplus funds of other Participants which are available to the Money Pool and then from AEP corporate funds to the extent available. To the extent that Participant contributions of surplus funds to the Money Pool are insufficient to meet Participant requests for short-term loans, borrowings are made from outside the system.

          Funds which are loaned from Participants into the Money Pool which are not required to satisfy borrowing needs of other Participants will be invested by AEP on the behalf of the lending Participants in one or more short-term instruments.

          4. Use of Proceeds.

          The Money Pool makes funds available to Participants for the interim financing of their capital expenditure programs and their other working capital needs, and to AEP to loan and to make capital contributions to any of the Participants and in both instances to repay previous borrowings incurred for such purposes. External borrowings by AEP will not be made unless there are no surplus funds in the treasuries of the Participants sufficient to meet borrowing needs. However, no loan will be made by AEP or any Participant if the borrowing company could borrow more cheaply directly from banks or through the sale of its own commercial paper. When more than one Participant is borrowing, each borrowing Participant will borrow pro rata from each fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool.

          5. Interest Rate.

          The interest rate applicable on any day to then outstanding loans through the Money Pool will be the composite weighted average daily effective cost incurred by AEP for short-term borrowings from external sources. If there are no borrowings outstanding then the rate would be the certificate of deposit yield equivalent of the 30- day Federal Reserve "A2/P2" Non Financial Commercial Paper Composite Rate ("Composite"), or if no composite is established for that day then the applicable rate will be the Composite for the next preceding day for which the Composite is established.

          If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing AEP would expect if it had External Funds.

          Interest income related to external investments will be calculated daily and allocated back to lending parties on the basis of their relative contribution to the investment pool funds on that date.

          Each Participant receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

          G. Nonutility Money Pool

          AEP and any existing or future direct or indirect nonutility subsidiary (including any exempt wholesale generator under Section 32 of the Act, a foreign utility company under Section 33 of the Act or an exempt telecommunications company under Section 34 of the Act) and including any Rule 58 company (collectively the "Nonutility Subsidiaries") propose to form and participate in a separate system of intercorporate borrowings (the "Nonutility Money Pool"). The Nonutility Money Pool would be established and administered in the same manner and subject to the same conditions as the Utility Money Pool.

          The participation of the Nonutility Subsidiaries in the Nonutility Money Pool would permit their available cash and/or short-term borrowing requirements to be matched on a daily basis with those of the other participants in the Utility Money Pool, thereby minimizing the need of the AEP system for external short-term borrowing. If the Nonutility Subsidiaries are authorized to participate in the Nonutility Money Pool, funds will be loaned from the Nonutility Money Pool in the form of open account advances under the same terms and limitations as currently authorized for the Utility Money Pool.

          H. Guarantee of Indebtedness/Obligations

          The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is a standard industry practice. AEP requests authorization herein to enter into guarantees, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support from time to time through September 30, 2007 on behalf of any of its direct or indirect Subsidiaries up to $900,000,000. AEP also requests authority to guarantee the obligations of its direct or indirect subsidiaries as may be appropriate or necessary to enable the subsidiaries to carry on the ordinary course of their businesses. Each of the Public Utility Subsidiaries seeks authorization to enter into guarantees and other credit support with respect to obligations of each of its subsidiaries.

          Applicants also request authority for each nonutility subsidiary to provide guarantees and other forms of credit support to other nonutility subsidiaries. Certain of the guarantees referred to above may be in support of the obligations of Subsidiaries which are not capable of exact quantification. In such cases, AEP will determine the exposure of the instrument for purposes of measuring compliance with the total guarantee limit.

          The aggregate amount of the guarantees will not exceed $900 million (not taking into account obligations exempt pursuant to Rule 45 and under other current Commission orders). A portion of this authority replaces current authority of CSW which expires at or near year end [see Orders in Files 70-9083 and 70-8205].

          I. Payments of Dividends out of Capital or Unearned Surplus

          Section 12 of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of capital or unearned surplus except pursuant to an order of the Commission. AEP and the Nonutility Subsidiaries hereby request authority for the direct and indirect Nonutility Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law.

          J. Summary of Requests

          (i) Applicants in this file request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing until September 30, 2007 unless otherwise provided;

          (ii) SWEPCO and Wheeling request authorization to issue long-term debt
               in  amounts  not  to  exceed  $350   million  and  $40   million,
               respectively;

          (iii)AEP and its Public Utility Subsidiaries request that the Commission approve an aggregate financing request in the amount of $7.2 billion outstanding in short-term financing capacity for AEP and its Public Utility Subsidiaries as more fully described in the Application-Declaration;

          (iv) CPL, Columbus, Ohio and West Texas, companies affected by restructuring, seek interim authority until restructuring is implemented, to issue short and long-term debt in an amount not to exceed $3.9 billion;

          (v) Applicants seek authorization to organize financing entities for certain types of financings;

          (vi) Applicants  seek  authority  to  make  tender  offers  for  their
               securities   and  to  repurchase   their  own   securities   from
               affiliates;

          (vii)AEP and its Subsidiaries which are participants in the Utility Money Pool request the continuation of the Money Pool through the Authorization Period;

          (viii) AEP and its Nonutility Subsidiaries request authority to form and continue a Nonutility Money Pool on substantially the same terms and conditions as the Utility Money Pool;

          (ix) AEP requests the Commission approve the issuance by AEP and its Subsidiaries of guarantees and other forms of credit support in an aggregate amount not to exceed $900 million outstanding at any time in exposure; and

          (x) AEP and its Nonutility Subsidiaries request authorization for the Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law.


          K. Compliance with Rule 54

          Sections 9(a), 10 and 11 of the Act and Rule 54 thereunder are or may be applicable to the transactions proposed herein. To the extent that any other sections of the Act may be applicable to the proposed transactions, the Company hereby requests appropriate authority thereunder.

          The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

          AEP consummated the merger with Central and South West Corporation ("CSW") on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

          AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2002, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $3.049 billion, or about 95.1% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2002 ($3.206 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

          In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

          Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the recent growth trend in AEP's retained earnings.

          As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of June 30, 2002, AEP's consolidated capitalization consisted of 60.4% debt, 35.2% common and preferred equity (consisting of 347,833,712 shares of common stock representing 34.6% and $145 million principal amount of preferred stock representing 0.6%), $321 million principal amount of Trust Preferred Securities representing 1.3% and $750 million minority interest in finance subsidiary representing 3.1%.

          Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

          As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A; and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's operating subsidiaries was as follows: CPL, A; PSO, AA-; SWEPCO, AA-; and WTU, A.

          As of June 30, 2002, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A- and OPCo, A-. As of December 31, 2001, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: CPL, A-; PSO, A; SWEPCO, A; and WTU, A-.

          Reporting

          AEP and the Participants will report quarterly to the Commission pursuant to Rule 24 under the Act within 30 days after the end of each calendar quarter.


Item 2.   Fees, Commissions and Expenses

          Rating agency fees for commercial paper (annual):
          Moody's Investors Service, Inc...................... $56,000
          Standard & Poor's................................... $40,000
          Fitch............................................... $17,000
          Miscellaneous and incidental expenses
          including travel, telephone and postage.............  $5,000
               Total                                          $118,000

                                                              ========
Item 3.   Applicable Statutory Provisions

          Sections 6(a), 7, 9(a), 10 and 12 and Rules 43, 45 and 46 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

Item 4.   Regulatory Approval

          No state regulatory authority which has not already been obtained and no federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transactions.

Item 5.   Procedure

          It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before October ____, 2002. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless the Division opposes the matter covered by this Application or Declaration.


Item 6.   Exhibits and Financial Statements

          The following exhibit and financial statements are filed as part of this statement:

          (a)  Exhibit:

               Exhibit A Opinion of counsel (to be filed by amendment) Exhibit H Form of Notice

          (b)  Financial Statements:

               Balance Sheets as of June 30, 2002 and Statements of Income and Retained Earnings for the 12 months ended June 30, 2002 of American and its subsidiaries consolidated (to be filed by amendment).


Item 7.   Information as to Environmental Effects

          The Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of AEP's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.



                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to its Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                       And
                             AEP GENERATING COMPANY
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                            APPALACHIAN POWER COMPANY
                       CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                             WHEELING POWER COMPANY
                             And other Subsidiaries

                                 By: /s/ Armando A. Pena
                                 Treasurer of all the above-listed companies.
Dated: September 24, 2002

                                                                   Exhibit  H

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                                          /September ___, 2002



In the Matter of
AMERICAN ELECTRIC POWER COMPANY, INC., et al.
1 Riverside Plaza
Columbus, OH  43215

(70-    )


NOTICE IS HEREBY GIVEN that American Electric Power Company, Inc., a New York corporation ("AEP") and Central and South West Corporation, a Delaware corporation ("CSW"), both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act") and the direct and indirect subsidiaries of AEP ("Subsidiaries"), including the following public utility subsidiaries: AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Central Power and Light Company ("CPL"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("West Texas"), and Wheeling Power Company ("Wheeling") (collectively, "the Public Utility Subsidiaries") have filed a Form U-1 Application or Declaration with this Commission pursuant to Sections 6(a), 7, 9(a), 10 and 12 of the Act, and Rules 43, 45 and 46 thereunder for authorization for certain financial transactions described in the Application through September 30, 2007 unless otherwise specified in the Application.

It is stated that no other state commission, other than those whose approval has been obtained, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October _____, 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant or declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing if ordered, and will receive a copy of any notice or Order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.


                                          Jonathan G. Katz
                                          Secretary



1 The additional subsidiaries are Cedar Coal Co., Central Appalachian Coal Co., Central Coal Co., Colomet, Inc., Simco, Inc., Southern Appalachian Coal Co., Blackhawk Coal Co., Conesville Coal Preparation Company, Franklin Real Estate Company, and Indiana Franklin Realty Company.